SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Amendment No. 1)

Zimmer Biomet Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

98956P102
(CUSIP Number)

Clive Bode Vice President TPG Global, LLC 301 Commerce Street, Suite 3300 Fort Worth, TX 76102 (817) 871-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 4, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐;

Note.            Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11 Pages)

______________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98956P102	13D	Page 2 of 11 Pages

1		NAMES OF REPORTING PERSONS TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,351,712
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,351,712
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,351,712
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.7%*
14	TYPE OF REPORTING PERSON CO

*	The calculation assumes that there are a total of 201,413,788 shares of Common Stock (as defined herein) outstanding as of February 4, 2016 as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 424(b) on February 8, 2016.

CUSIP No. 98956P102	13D	Page 3 of 11 Pages

1		NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,351,712
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,351,712
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,351,712
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.7%*
14	TYPE OF REPORTING PERSON IN

*	The calculation assumes that there are a total of 201,413,788 shares of Common Stock outstanding as of February 4, 2016 as reported in the Issuer’s prospectus filed with the Commission pursuant to Rule 424(b) on February 8, 2016.

CUSIP No. 98956P102	13D	Page 4 of 11 Pages

1		NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,351,712
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,351,712
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,351,712
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.7%*
14	TYPE OF REPORTING PERSON IN

*	The calculation assumes that there are a total of 201,413,788 shares of Common Stock outstanding as of February 4, 2016 as reported in the Issuer’s prospectus filed with the Commission pursuant to Rule 424(b) on February 8, 2016.

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on June 30, 2015 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”) with respect to the Common Stock of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2.  Identity and Background

This Amendment amends and restates the second paragraph of Item 2 of the Original Schedule 13D in its entirety as set forth below.

“Group Advisors is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole member of TPG Holdings I-A, LLC, a Delaware limited liability company, which is the general partner of TPG Holdings I, L.P., a Delaware limited partnership, which is the sole member of each of (i) TPG GenPar IV Advisors, LLC, a Delaware limited liability company, and (ii) TPG GenPar V Advisors, LLC, a Delaware limited liability company. TPG GenPar IV Advisors, LLC is the general partner of TPG GenPar IV, L.P, a Delaware limited partnership, which is the general partner of TPG Partners IV, L.P., a Delaware limited partnership (“TPG Partners IV”), which directly holds 280,938 shares of Common Stock. TPG GenPar V Advisors, LLC is the general partner of TPG GenPar V, L.P., a Delaware limited partnership (“TPG GenPar V”), which is the (i) general partner of each of (a) TPG Partners V, L.P., a Delaware limited partnership (“TPG Partners V”), which directly holds 5,703,170 shares of Common Stock, (b) TPG FOF V-A, L.P., a Delaware limited partnership (“TPG FOF A”), which directly holds 14,921 shares of Common Stock, and (c) TPG FOF V-B L.P. a Delaware limited partnership (“TPG FOF B”), which directly holds 12,033 shares of Common Stock, and (ii) managing member of each of (a) TPG LVB Co-Invest LLC, a Delaware limited liability company (“TPG Co-Invest I”), which directly holds 1,325,152 shares of Common Stock, and (b) TPG LVB Co-Invest II LLC, a Delaware limited liability company (“TPG Co-Invest II” and, together with TPG Partners IV, TPG Partners V, TPG FOF A, TPG FOF B and TPG Co-Invest I, the “TPG Funds”), which directly holds 15,496 shares of Common Stock. The TPG Funds in the aggregate hold 7,351,710 shares of Common Stock (the “Shares”). Because of the relationship of the TPG Funds to LVB Acquisition Holding and of Group Advisors to the TPG Funds, Group Advisors may be deemed to beneficially own the Shares.”

Item 4.  Purpose of Transaction

This Amendment amends and restates the fifth paragraph of Item 4 of the Original Schedule 13D in its entirety as set forth below.

“On February 4, 2016, LVB Acquisition Holding approved the distribution of all of the shares of Common Stock it held pro rata to its members pursuant to the terms of its limited liability company operating agreement. Following the distribution, the TPG Funds directly hold the Shares. In connection with the distribution, fractional shares of Common Stock equivalent to 2.14 shares of Common Stock are being liquidated on behalf of the TPG Funds. The TPG Funds are receiving cash in lieu of such fractional shares.

Without limiting the foregoing, and subject to the terms of the Zimmer Stockholders Agreement and Coordination Agreement, the Reporting Persons and any of the persons listed in Schedule I hereto may, from time to time, acquire or cause affiliates to acquire additional shares of Common Stock or other securities of the Issuer, dispose, or cause affiliates to dispose, of some or all of the Common Stock or other securities of the Issuer (including in the open market, private transactions, block trades, registered sales or otherwise) or continue to hold, or cause affiliates to hold, Common Stock or other securities of the Issuer (or any combination or derivative thereof). In particular and without limiting the foregoing, and subject to the terms of the Zimmer Stockholders Agreement and the Coordination Agreement, the Reporting Persons intend, from time to time depending on the various factors described above, to cause the TPG Funds to dispose of shares of Common Stock, including pursuant to registered sales under any available shelf registration statement and to deliver to the Issuer demand requests or take-down notices in connection therewith.”

This Amendment amends and restates the seventh paragraph of Item 4 of the Original Schedule 13D in its entirety as set forth below.

(Page 5 of 11 Page)

“As of the date of the closing of the Merger, Michael Michelson and Jeffrey K. Rhodes have been designated by the Sponsors to serve as directors on the Zimmer Board of Directors.”

Item 5.  Interest in Securities of the Issuer

This Amendment amends and restates Item 5 of the Original Schedule 13D in its entirety as set forth below.

“The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 4 and 6 is incorporated by reference in its entirety into this Item 5.

(a)–(b) The following disclosure assumes that there are a total of 201,413,788 shares of Common Stock outstanding as of February 4, 2016 as reported in the Issuer’s prospectus filed with the Commission pursuant to Rule 424(b) on February 8, 2016.

Pursuant to Rule 13d-3 of the Act, the Reporting Persons may be deemed to beneficially own 7,351,712 shares of Common Stock, which constitutes approximately 3.7% of the outstanding Common Stock.

In addition, by virtue of the rights and obligations under the Zimmer Stockholders Agreement and Coordination Agreement, the Other Sponsor Funds, certain of their affiliates and the Reporting Persons may each be deemed to be a member of a “group” for purposes of Section 13(d) of the Exchange Act. This filing shall not be deemed an admission that the Reporting Persons and the Other Sponsor Funds constitute a “group” for purposes of Section 13(d) of the Exchange Act and the Reporting Persons expressly disclaim membership in any such group. The Other Sponsor Funds and certain of their affiliates have separately made Schedule 13D filings reporting their beneficial ownership of shares of Common Stock.

Collectively, the TPG Funds and the Other Sponsor Funds may be deemed to beneficially own at February 8, 2016 a total of 29,765,612 shares of Common Stock held in the aggregate by the Sponsors (based on information in the Issuer’s prospectus filed with the Commission pursuant to Rule 424(b) on February 8, 2016, and information provided by the Other Sponsor Funds) or 14.8% of the total number of outstanding shares of Common Stock of the Issuer (based on a total of 201,413,788 shares of Common Stock outstanding as of February 4, 2016 as reported in the Issuer’s prospectus filed with the Commission pursuant to Rule 424(b) on February 8, 2016). On February 4, 2016, certain of the Sponsor Funds entered into an underwriting agreement providing for the offer and sale of an aggregate of 11,027,558 shares of Common Stock. Following the closing of such offering, scheduled to occur on February 8, 2016, the TPG Funds and the other Sponsors (which following the closing of such offering will no longer include funds affiliated with The Blackstone Group L.P.) may be deemed to beneficially own a total of 18,738,054 shares of common stock, or 9.4% of the total number of outstanding shares of Common Stock of the Issuer (based on information in the Issuer’s prospectus filed with the Commission pursuant to Rule 424(b) on February 8, 2016, and information provided by the Other Sponsor Funds, and reflecting the contemplated concurrent share repurchase by the Issuer). Each Reporting Person disclaims beneficial ownership of the shares of Common Stock held by each of the Other Sponsor Funds.

(c) Except as set forth elsewhere in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Common Stock during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.”

(Page 6 of 11 Page)

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Amendment amends and restates Item 6 of the Original Schedule 13D by adding the paragraph set forth below immediately after the twelfth paragraph.

“All rights and obligations formerly attributable to LVB under the Zimmer Stockholders Agreement and Coordination Agreement are henceforth attributable to the Sponsor Funds in their individual capacity.”

This Amendment amends and restates the twelfth and thirteenth paragraphs of Item 6 of the Original Schedule 13D in their entirety as set forth below.

“Lock-up Agreement

In connection with the registered underwritten offering undertaken by certain of the other Sponsors on February 4, 2016, the TPG Funds, certain other stockholders of the Issuer and each director and officer of the Issuer agreed with the underwriter of the offering, subject to certain exceptions, not to dispose of or hedge any of their Common Stock or securities convertible into or exchangeable for shares of Common Stock for a period ending on the date that is 60 days following February 4, 2016, except with the prior written consent of the underwriter. The underwriter may in its sole discretion and at any time without notice release some or all of the shares subject to a Lock-Up Agreement prior to the expiration of the lock-up period.

References to and descriptions of the Merger Agreement, Zimmer Stockholders Agreement, Coordination Agreement and Lock-up Agreement set forth above do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, Zimmer Stockholders Agreement, Coordination Agreement and Lock-up Agreement, which have been filed as Exhibits 2, 3, 4, 5 and 6 and are incorporated by reference herein.

Except for the Merger Agreement, Zimmer Stockholders Agreement, Coordination Agreement and Lock-up Agreement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of Issuer, including, but not limited to, any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.”

(Page 7 of 11 Page)

Item 7. Material to Be Filed as Exhibits

This Amendment amends and restates Item 7 of the Original Schedule 13D in its entirety as set forth below:

1.	“Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (previously filed with the Securities and Exchange Commission (the “Commission”) as Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011).
2.	Agreement and Plan of Merger, dated as of April 24, 2014, by and among Zimmer Holdings, Inc., Owl Merger Sub, Inc. and LVB Acquisition, Inc. (incorporated by reference to Exhibit 2.1 to Zimmer Holdings, Inc.’s Current Report on Form 8-K filed with the Commission on April 30, 2014).
3.	Stockholders Agreement, dated as of April 24, 2014, by and among Zimmer Holdings, Inc., LVB Acquisition Holding, LLC, and other signatories thereto (incorporated by reference to Exhibit 4.1 to Zimmer Holdings, Inc.’s Current Report on Form 8-K filed with the Commission on April 30, 2014).
4.	Amendment No. 1, dated as of March 30, 2015, to Stockholders Agreement, dated as of April 24, 2014, by and among Zimmer Holdings, Inc., LVB Acquisition Holding, LLC, and other signatories thereto (incorporated by reference to Exhibit 2.1 to Zimmer Holdings, Inc.’s Current Report on Form 8-K filed with the Commission on April 1, 2015).
5.	Coordination Agreement, dated as of June 24, 2015, by and among certain membership unit holders of LVB Acquisition Holding, LLC (incorporated by reference to Exhibit 4 to the Schedule 13D filed by LVB Acquisition Holding, LLC with the Commission on April 1, 2015).
6.	Form of Lock-Up Agreement of the TPG Funds, dated as of February 4, 2016 (filed herewith).”
(Page 8 of 11 Page)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 8, 2016

TPG Group Holdings (SBS) Advisors, Inc.

By: /s/ Clive Bode
Name: Clive Bode Title: Vice President

David Bonderman

By: /s/ Clive Bode
Name: Clive Bode on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Clive Bode
Name: Clive Bode on behalf of James G. Coulter (2)

(1)	Clive Bode is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated June 19, 2015, which was previously filed with the Commission as an exhibit to an amendment to Schedule 13D filed by Mr. Bonderman on June 22, 2015 (SEC File No. 005-87680).
(2)	Clive Bode is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated June 19, 2015, which was previously filed with the Commission as an exhibit to an amendment to Schedule 13D filed by Mr. Coulter on June 22, 2015 (SEC File No. 005-87680).
(Page 9 of 11 Page)

This Amendment amends and restates Schedule I of the Original Schedule 13D in its entirety as set forth below.

“Schedule I

All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

Name	Title

David Bonderman	President
James G. Coulter	Senior Vice President
Jon Winkelried	Senior Vice President
Clive Bode	Vice President, Secretary, Assistant Treasurer and Director
John E. Viola	Vice President, Treasurer and Director
David C. Reintjes	Chief Compliance Officer and Assistant Secretary
Martin Davidson	Chief Accounting Officer
Steven A. Willmann	Assistant Treasurer”

(Page 10 of 11 Page)

INDEX TO EXHIBITS

1.	Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011).
2.	Agreement and Plan of Merger, dated as of April 24, 2014, by and among Zimmer Holdings, Inc., Owl Merger Sub, Inc. and LVB Acquisition, Inc. (incorporated by reference to Exhibit 2.1 to Zimmer Holdings, Inc.’s Current Report on Form 8-K filed with the Commission on April 30, 2014).
3.	Stockholders Agreement, dated as of April 24, 2014, by and among Zimmer Holdings, Inc., LVB Acquisition Holding, LLC, and other signatories thereto (incorporated by reference to Exhibit 4.1 to Zimmer Holdings, Inc.’s Current Report on Form 8-K filed with the Commission on April 30, 2014).
4.	Amendment No. 1, dated as of March 30, 2015, to Stockholders Agreement, dated as of April 24, 2014, by and among Zimmer Holdings, Inc., LVB Acquisition Holding, LLC, and other signatories thereto (incorporated by reference to Exhibit 2.1 to Zimmer Holdings, Inc.’s Current Report on Form 8-K filed with the Commission on April 1, 2015).
5.	Coordination Agreement, dated as of June 24, 2015, by and among certain membership unit holders of LVB Acquisition Holding, LLC (incorporated by reference to Exhibit 4 to the Schedule 13D filed by LVB Acquisition Holding, LLC with the Commission on April 1, 2015).
6.	Form of Lock-up Agreement of the TPG Funds, dated as of February 4, 2016.

(Page 11 of 11 Page)